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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 13)*
                                      ----

                            FALL RIVER GAS COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       COMMON STOCK $0.83 1/3 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  306279 10 0
                         ------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see


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the Notes).



-----------------------                                        -----------------
CUSIP No.   306279 10 0                                        Page 2 of 6 Pages
-----------------------                                        -----------------

                                       13G

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   1   NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ronald J. Ferris
       ###-##-####
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a) [ ]
                                                                       (b) [ ]
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   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.

--------------------------------------------------------------------------------
   5    SOLE VOTING POWER

        40,697 shares: 40,697 shares owned directly and of record
--------------------------------------------------------------------------------
   6    SHARED VOTING POWER  104,362 shares:
         9,852 shares owned jointly
        53,594 shares as co-trustee of a pension plan and trust
        36,990 shares as President of a corporation
         3,926 shares held in two trusts for the children of the undersigned
--------------------------------------------------------------------------------
   7    SOLE DISPOSITIVE POWER

        40,697 shares:  40,697 shares owned directly and of record
--------------------------------------------------------------------------------
   8    SHARES DISPOSITIVE POWER 104,362 shares:
         9,852 shares owned jointly
        53,594 shares as co-trustee of a pension plan and trust
        36,990 shares as President of a corporation
         3,926 shares held in two trusts for the children of the undersigned
--------------------------------------------------------------------------------


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   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        145,059 (includes shares jointly owned with three other persons, shares owned by a corporation, shares held in two trusts for the children of the undersigned and shares held in a pension plan trust).
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.1%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                  SCHEDULE 13G

Item 1(a) Name of Issuer
------------------------

         Fall River Gas Company

Item 1(b) Address of Issuer's Principal Executive Office
--------------------------------------------------------

         155 North Main Street
         Fall River, Massachusetts 02722

Item 2(a) Name of Person Filing
-------------------------------

         Ronald J. Ferris

Item 2(b) Address of Principal Business Office
----------------------------------------------

         75 Grand Army Highway
         Swansea, Massachusetts 02777



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Item 2(c) Citizenship
---------------------

         U.S.A.

Item 2(d) Title of Class of Securities
--------------------------------------

         Common Stock, $0.83 1/3 par value

Item 2(e) CUSIP Number
----------------------

         306279 10 0

Item 3
------

         Inapplicable

Item 4
------

         (a)  Amount Beneficially Owned*
              --------------------------

                 145,059 shares - includes 40,697 shares owned directly and of record, 9,852 owned jointly with three other persons, 36,990 owned beneficially as President of a corporation, 3,926 shares held in two trusts for the children of the undersigned and 53,594 owned beneficially as trustee of a pension plan and trust.

         (b)  Percent of Class:
              -----------------

                 8.1% (2.8% with respect to shares owned directly and of record or jointly with another person; 5.3% with respect to sole or shared voting and investment power as corporate officer or as trustee.)

         (c)  Number of shares as to Which Such Person Has:
              ---------------------------------------------
                 (i)     sole power to vote or to direct the vote

                         40,697 shares - owned directly and of record


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                 (ii)    shared power to vote or to direct the vote

                         104,632 shares (as a joint owner of 9,852 shares, as co-trustee of a pension plan and trust which holds 53,594 and as President of a corporation 36,990 shares). Also includes 3,926 shares held in two trusts for the children of the undersigned.

                 (iii) sole power to dispose or to direct the disposition of 40,697 shares - owned directly and of record

                 (iv) shared power to dispose or to direct the disposition of 104,632 shares (as a joint owner of 9,852 shares, as co-trustee of a pension plan and trust which holds 53,594 and as President of a corporation 36,990 shares). Also includes 3,926 shares held in two trusts for the children of the undersigned.

          *Disclaimer:    The filing of this Schedule 13G shall not be construed
                         as an admission that the undersigned is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities owned by any corporation of which he is an officer, or by any trust, as set forth in this schedule.

Item 5
------

         Inapplicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person
----------------------------------------------------------------------

         The beneficiaries of the pension plan and trusts mentioned above have contingent rights to receive dividends from, or the proceeds from the sale of, shares held by such trusts.



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Item 7
------

         Inapplicable

Item 8
------

         Inapplicable

Item 9
------

         Inapplicable

Item 10
-------

         Inapplicable

Signature
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 1997

Signature: /s/ Ronald J. Ferris

Name: Ronald J. Ferris

NOTE: The stockholding figures in this filing reflect the two-for-one split of the Issuer's Common Stock approved by the Issuer's Stockholders on September 21, 1993 and effective December 31, 1993.



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